Exhibit (e)(3)

PAY RATIO DISCLOSURE

We are providing the following information about the ratio of the median annual total compensation of our employees and the annual total compensation of Mr. Novo, our CEO, for the year ended September 30, 2018:

•	the median of the annual total compensation of all employees of our Company was reasonably estimated to be $82,544.

•	the annual total compensation of Mr. Novo was $4,809,960.

Based on this information, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all other employees is approximately 58 to 1.

Our CEO to median employee pay ratio is a reasonable estimate calculated in accordance with SEC requirements under Item 402(u) of Regulation S-K. The pay ratio reported by other companies may not be comparable to the pay ratio reported above.

Excluding our CEO, we identified the median employee by examining fiscal 2018 total target cash compensation, which includes annual base salary and target annual cash bonus or sales incentives, for all individuals who we employed on September 28, 2018. We believe that the use of total target cash compensation paid to all employees is a consistently applied compensation measure that reasonably reflects compensation for our employee population because we do not widely distribute annual equity awards to employees. We used our global human resource information system of record for all of our employees worldwide. We included all of our employees, whether full-time or part-time, including any interns, and temporary employees, but excluding independent contractors such as individuals that we employ through an agency. For part-time workers, we did not adjust base cash compensation to the equivalent for a full-time employee. For full-time hourly employees, annual base salary was calculated using each individual’s hourly pay rate assuming a normal full-time work schedule, and not the actual number of hours worked. We annualized the total target compensation for any individual that works full-time that we hired after October 1, 2017. We did not adjust for global cost of living differences.

After identifying the median employee based on the above methodology, we calculated annual total compensation for such employee using the same methodology we use for our named executive officers as set forth in the 2018 Summary Compensation Table. To calculate our ratio, we divided Mr. Novo’s annual total compensation, as reported in the Summary Compensation Table, by the median employee’s annual total compensation.

STOCK OWNERSHIP

The following tables and accompanying footnotes show information as of December 6, 2018, regarding the beneficial ownership of our common stock by:

•	each person who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

For persons included in the table below, also shown are shares over which the person could have acquired voting power or investment power within 60 days after December 6, 2018. Voting power includes the power to direct the voting of shares held, and investment power includes the power to direct the disposition of shares held. Each of our executive officers and directors listed below has sole voting and investment power over the shares of common stock reflected in the table, and their address is c/o Versum Materials, Inc., 8555 South River Parkway, Tempe, Arizona 85284.

Security Ownership of Certain Beneficial Owners

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned (#)	Percent of Common Stock Outstanding
BlackRock, Inc.(1)	9,599,146	9%
The Vanguard Group(2)	9,160,493	8%
State Farm Mutual Automobile Insurance Company(3)	7,696,550	7%
Iridian Asset Management LLC(4)	6,489,341	6%
Barrow, Hanley, Mewhinney & Strauss, LLC(5)	6,328,346	6%
G.G. Bitto(6)	97,929	*
J. Croisetière	16,605	*
S. Ghasemi	204,287	*
P. F. Loughlin(6)	105,280	*
G. Novo(6)	222,108	*
Y. H. Paik	6,855	*
T. J Riordan	14,330	*
S. C. Schnabel	21,876	*
E. C. Shober(6)	17,403	*
M. W. Valente(6)	19,642	*
A. D. Wolff	6,875	*
Directors and executive officers as a group (12 persons)	661,700	*

*	Represents less than 1%
(1)

Based on information set forth in the Schedule 13G filed with the SEC by BlackRock, Inc. (“BlackRock”) on January 23, 2018 relating to Versum Materials common stock as of December 31, 2017, and reporting sole voting power over 9,172,593 shares and sole dispositive power over 9,599,146 shares. The address of BlackRock is 55 East 52nd Street, New York, NY 10055.

(2)

Based on information set forth in the Schedule 13G filed with the SEC by The Vanguard Group (“Vanguard”) on February 9, 2018 relating to Versum Materials common stock as of December 31, 2017, reporting sole voting power over 57,850 shares; shared voting power over 22,200 shares; sole dispositive power over 9,089,043 shares, and shared dispositive power over 71,450 shares. The address of Vanguard is 100 Vanguard Boulevard, Malvern, PA 19355.

(3)

Based on information set forth in the Schedule 13G filed with the SEC jointly by State Farm Mutual Automobile Insurance Company and certain related entities (“State Farm”) on February 8, 2018 relating to Versum Materials common stock as of December 31, 2017, and reporting sole voting and dispositive power over 7,696,550 shares. The address of State Farm is One State Farm Plaza, Bloomington, IL 61710.

(4)

Based on information set forth in the Schedule 13G filed with the SEC by Iridian Asset Management LLC (“Iridian”) on February 6, 2018 relating to Versum Materials common stock as of December 31, 2017, and reporting shared voting power over 6,489,341 shares and shared dispositive power over 6,489,341 shares. The address of Iridian is 276 Post Road West, Westport, CT 06880.

(5)

Based on information set forth in the Schedule 13G filed with the SEC by Barrow, Hanley, Mewhinney & Strauss, LLC (“BHMS”) on February 12, 2018 relating to Versum Materials common stock as of December 31, 2017, and reporting sole voting power over 1,930,574 shares and shared voting power over 4,397,772 shares; and sole dispositive power over 6,328,346 shares. The address of BHMS is 2200 Ross Avenue, 31st floor, Dallas, TX 75201.

(6)

The number of shares beneficially owned includes shares of Versum Materials common stock issuable upon exercise of options that are currently exercisable, as follows: Mr. Bitto (45,343), Mr. Loughlin (92,919), Mr. Novo (147,277), Mr. Shober (8,887) and Mr. Valente (3,225).

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers, principal accounting officer and beneficial owners of more than 10% of our common stock to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. These parties are required by SEC rules to furnish us with copies of all Forms 3, 4 and 5, and amendments thereto, that they file with the SEC. Based solely on our review of the copies of such forms and amendments thereto we have received, and written representations from our directors and executive officers, we believe that with respect to the fiscal year ended September 30, 2018, all of these parties complied with all applicable filing requirements.